CONFIDENTIAL TREATMENT REQUESTED BY CHECKPOINT SYSTEMS, INC.
FOIA CONFIDENTIAL TREATMENT REQUESTED

December 14, 2009
PRIVILEGED & CONFIDENTIAL DRAFT
VIA EDGAR CORRESPONDENCE
Pradip Bhaumik
Special Counsel
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
Abu Dhabi	Munich
Barcelona	New Jersey
Brussels	New York
Chicago	Orange County
Doha	Paris
Dubai	Rome
Frankfurt	San Diego
Hamburg	San Francisco
Hong Kong	Shanghai
London	Silicon Valley
Los Angeles	Singapore
Madrid	Tokyo
Milan	Washington, D.C.
Moscow

Confidential Treatment Requested
Pursuant to 17 C.F.R. § 200.83

Re:	Checkpoint Systems, Inc. Form 10-K for the fiscal year ended December 28, 2008 File No. 001-11257
Dear Mr. Bhaumik:
     On behalf of our client, Checkpoint Systems, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the Staff of the Securities and Exchange Commission received by letter dated September 29, 2009, to the above-referenced filings. All of the information provided in this comment response is based on information gathered by the Company with respect to the past five fiscal years and the subsequent period. For your convenience, we have set forth each of the Staff’s original comments immediately preceding the Company’s response.
General
1.	You refer in Exhibit 99.1 to the Form 8-K filed on May 7, 2008, to “a provision established for a distributor in Iran.” In addition, you state on your website that you have a designated distributor for the “Middle East/Africa” region, and you specifically identify Syria as one of the countries you serve in that region. Iran and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Iran and Syria. Please describe to us the nature and extent of your past, current and anticipated operations

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED BY CHECKPOINT SYSTEMS, INC.
FOIA CONFIDENTIAL TREATMENT REQUESTED
in, or other contacts with, Iran and Syria, whether through subsidiaries, distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, materials, components, equipment, technology, or services you have provided to Iran and Syria, directly or indirectly, and discuss any agreements, commercial arrangements, or other contacts you have had with the governments of Iran and Syria or entities controlled by those governments.
     Response:
     The Company has determined, based on information obtained in the course of an internal review, that it has not engaged in, approved or supported any exports of products, materials, components, equipment, technology or services to Iran or Syria (together, the “Listed Countries”), although in the past, certain of the Company’s European subsidiaries have made limited sales to customers that were located in the Listed Countries. To the best of our knowledge, these sales were managed and executed exclusively by non-U.S. persons and non-U.S. subsidiaries of the Company, with no direct approval, support or facilitation by the Company or its U.S. subsidiaries, affiliates, branches, offices, agents, or distributors, or any of their respective officers, directors or employees. As a result, the Company has concluded that the sales that did occur and any associated risks are not material based upon a quantitative and qualitative analysis of the information provided in the schedule supplementally furnished with this response and for the reasons set forth below. In addition, the Company has taken steps to prevent the above-referenced subsidiaries from making any further sales, directly or indirectly, to the Listed Countries. The Company has taken steps to provide reasonable assurance that no such sales will occur in the future.
     Pursuant to Rules 418 and 12b-4, the Company is supplementally furnishing a schedule setting forth information concerning the revenues, assets and liabilities associated with the Listed Countries, including the amounts of product sales made by certain of the Company’s subsidiaries during each of the past five years to customers, if any, in the Listed Countries. The Company hereby requests that the schedule be returned to the Company upon completion of the Staff’s review and that, pending its return, the schedule be withheld from release as containing competitively sensitive, proprietary business information of the Company.
     On July 23, 2009, the Company responded to an Administrative Subpoena issued by the Office of Foreign Assets Control (“OFAC”) of the Department of the Treasury regarding sales by the Company’s non-U.S. subsidiaries to Iran. In connection with preparing its response to the OFAC subpoena, the Company undertook an internal review to ascertain facts relating to any sales to Iran within the preceding five years. As a result of this review, the Company determined that European subsidiaries of the Company had sold standard products to Iran. The Company found no evidence that the sales were in violation of OFAC’s Iranian Transactions Regulations, 31 C.F.R. Part 560, or any other provision of U.S. law. Nonethless, the Company began taking steps to prevent any such sales from occurring in the future. In addition, in connection with preparing this comment response, the Company promptly undertook a further internal review to ascertain facts based upon available information relating to any sales to Syria. As discussed below, the Company’s business consists solely of providing products and services to customers

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED BY CHECKPOINT SYSTEMS, INC.
FOIA CONFIDENTIAL TREATMENT REQUESTED
or distributors in the retail industry. To the Company’s knowledge, no sales were made to any government entities, and neither the Company nor any of its subsidiaries has any arrangements or contacts with the governments of the Listed Countries or with entities controlled by those governments in connection with or related to any sales of products and services.
     The Company has taken steps to prevent any further sales by its non-U.S. subsidiaries, directly or indirectly, to the Listed Countries. The Company conducts its international operations through a network of eighteen European subsidiaries, including Checkpoint Systems France S.A.S. (“Checkpoint France”), a French subsidiary, and Checkpoint Systems International GmbH (“Checkpoint International”), a German subsidiary. Checkpoint France manages sales into the Company’s Middle East and Africa (“MEA”) region, which as defined includes Algeria, Cyprus, Dubai, Israel, Jordan, Kuwait, Lebanon, Libya, Malta, Mauritius, Morocco, Oman, Qatar, Saudi Arabia, South Africa, Syria, Tunisia, Turkey and Yemen. The Company’s non-U.S. business operations are managed locally and regionally, without direct U.S. involvement. Day-to-day international sales and business functions for non-U.S. entities are based and independently managed outside the United States, and overseen and executed by non-U.S. persons and non-U.S. affiliates.
     The Company has determined, based on information obtained in the course of its internal review, that previously, without any involvement or approval by the Company or any other U.S. person, Checkpoint France and Checkpoint International made certain sales to Iranian customers between 2004 and 2007, and certain sales to Syrian customers between 2004 and 2009. The Company has not identified any evidence of sales to Iran by affiliates of the Company in Europe or any other location since 2007. In 2007, the year of the most significant volume of sales by the Checkpoint European affiliates to Iranian customers, the total value of the Iranian sales was less than 0.1 percent of the Company’s revenues. None of these sales to Iranian customers in 2007 were actually collected due to an ensuing dispute with the distributors. As a percentage of overall 2007 sales attributed to European operations in the MEA region, 2007 Iranian sales represented less than 10 percent of the MEA total and less than one percent of the total Europe-MEA sales for that year. Over the past three fiscal years and the subsequent period, the total value of Iranian sales was less than 0.1 percent of the Company’s revenues in that period. In the second half of 2008, the Company was informed of a dispute for the unpaid balance for products sold to the Iranian customer and determined that collection of this debt was unlikely, thus recording the loss on its consolidated books. The Company established a bad debt provision for this transaction as disclosed in Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 7, 2008.
     The Company believes that the sales to Syria by certain of its non-U.S. subsidiaries also were quantitatively and qualitatively immaterial. Between 2004 and 2009, approximately 32 sales (including credits of products previously shipped) were made to a distributor in Syria by Checkpoint European affiliates. The Company is currently assessing any additional actions it may take with respect to these Syrian transactions. Based upon available information, all of the Syrian sales involved products from the Company’s standard line of products, and the total value of the Syrian sales from the past five fiscal years and the subsequent period represented less than 0.1 percent of the Company’s annual revenue.

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED BY CHECKPOINT SYSTEMS, INC.
FOIA CONFIDENTIAL TREATMENT REQUESTED
     The Company recently implemented a new Policy Concerning International Business Laws that specifically prohibits any sales, directly or indirectly, by the Company and its non-U.S. subsidiaries to the Listed Countries. In addition, a significant element of the Company’s global compliance program is its Global Ethics Policy, which governs all Company and subsidiary employees in all countries where the Company and its subsidiaries do business, applying equally to every subsidiary, partnership, joint venture or other business association controlled by the Company. While corporate and regional managers are responsible for implementing the Global Ethics Policy within their areas of supervisory responsibility, the Company has also undertaken a series of measures to educate its employees within and outside of the United States with respect to the Global Ethics Policy. The Company also has a Global Ethics Compliance Committee comprised of seven individuals throughout the world and employs an outside Compliance Officer to handle various ethics complaints that arise, including those involving international trade. The Company’s Legal Department and controllers also play key roles in ensuring compliance with U.S. and other applicable laws, including export control and sanctions laws. The Company enforces its compliance policies on a global basis and has recently taken additional steps to educate its employees about the policies.
     The Company continues to believe that its past and now-discontinued sales by certain of the Company’s non-U.S. subsidiaries in the Listed Countries and associated risks are not material in either a quantitative or qualitative sense and that its disclosures provide a reasonable investor with the necessary qualitative factors that an investor would deem important in making an investment decision, including the potential impact of the Company’s corporate activities on its reputation and share value. The Company’s Annual Report on Form 10-K for the year ended December 28, 2008 discloses that the Company is subject to risks associated with operations in foreign countries, including the difficulty in enforcing agreements, collecting receivables and protecting assets through foreign legal systems. The Company believes that the past sales to the Listed Countries by certain of its non-U.S. subsidiaries were not material, quantitatively or qualitatively, given that the sales were of limited amounts and frequency and represented less than 0.1 of its annual revenue. The Company also believes that there has been no material risk of harm to its reputation or to the share price of its common stock as a result of such product sales to the Listed Countries. The Company has taken steps to prevent its non-U.S. subsidiaries from making any further direct or indirect sales to or have any other contact with the Listed Countries, and the Company has recently implemented and is enforcing a new policy to provide reasonable assurance that such sales do not inadvertently recur.
2.	You state on page 36 of the Form 10-K that your revenues related to electronic article surveillance hardware products declined in Latin America for 2008 compared to 2007. Latin America is a regional reference that can be understood to encompass Cuba, which is also identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and asset controls. We note that the Form 10-K does not include disclosure regarding any contacts with Cuba. Please describe to us any contacts with Cuba, whether direct or indirect. With respect to any such contacts, provide the same type of information requested in the foregoing comment regarding contacts with Iran and Syria.

December 14, 2009

CONFIDENTIAL TREATMENT REQUESTED BY CHECKPOINT SYSTEMS, INC.
FOIA CONFIDENTIAL TREATMENT REQUESTED
     Response:
     The Company has determined, based on information obtained in the course of its internal review, that neither the Company nor any of its subsidiaries has, directly or indirectly, sold any products to or established contacts with Cuba within the past five fiscal years and the subsequent period.
3.	Please discuss the materiality of any contacts with Iran, Syria, and Cuba, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, liabilities associated with Iran, Syria, and Cuba for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that do business with Iran, Syria, and Cuba.
     Response:
     With respect to the Listed Countries, please refer to the Company’s response to comment 1 above. With respect to Cuba, please refer to the Company’s response to comment 2 above.
*     *     *     *     *
     If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2165 or Alison Klein at (212) 906-1279.
Very truly yours,
/s/ Joel H. Trotter
Joel H. Trotter
of LATHAM & WATKINS LLP

cc:	Robert P. van der Merwe, Checkpoint Systems, Inc. Raymond D. Andrews, Checkpoint Systems, Inc. John R. Van Zile, Checkpoint Systems, Inc.

SCHEDULE
SUPPLEMENTAL INFORMATION CONFIDENTIALLY SUBMITTED
PURSUANT TO RULES 418 AND 12b-4
CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

1

CONFIDENTIAL TREATMENT REQUESTED BY CHECKPOINT SYSTEMS, INC.
FOIA CONFIDENTIAL TREATMENT REQUESTED
SCHEDULE
(dollar amounts in table are in thousands, except percentages and figures in footnotes to the table)

	For the fiscal			For the fiscal			For the fiscal			For the fiscal			For the fiscal			For the nine
	year ending			year ending			year ending			year ended			year ended			months ended
	December 26,			December 25,			December 31,			December 30,			December 28,			September 27,
	2004			2005			2006			2007			2008			2009

Total Assets		$766,948			$739,245			$781,191			$1,031,044			$985,716		$979,478

Syria		0			0			0			0			0		0

Iran		0			0			0			0			0		0

Total Liabilities		$233,670			$211,138			$193,573			$209,854			$211,588		$203,296

Syria		0			0			0			0			0		0

Iran		0			0			0			0			936	[1]	0

Total Net Revenues[2]		$670,453			$717,992			$687,775			$834,156			$917,082		$534,941

Total Net Revenues—Europe[3]		233,636			346,513			340,171			412,416			438,011		[*]

Total Sales to the Listed Countries[4]

Syria Sales[5]	$	[*]		$	[*]		$	[*]		$	[*]		$	[*]		$ [*] [6]

As % of Total MEA Sales		[*]	%		[*]	%		[*]	%		[*]	%		[*]	%	— [7]

As % of Total Net Revenues		[*]	%		[*]	%		[*]	%		[*]	%		[*]	%	—

As % of Total Net Revenues—Europe		[*]	%		[*]	%		[*]	%		[*]	%		[*]	%	—

Iran Sales[5]	$	[*]		$	[*]		$	[*]		$	[*]	[8]		$0		$0

As % of Total MEA Sales		[*]	%		[*]	%		[*]	%		[*]	%		—		—

As Percent of Total Net Revenues		[*]	%		[*]	%		[*]	%		[*]	%		—		—

As % of Total Net Revenues—Europe		[*]	%		[*]	%		[*]	%		[*]	%		—		—

[*]	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested under Rule 83 for the omitted portions.

CONFIDENTIAL TREATMENT REQUESTED BY CHECKPOINT SYSTEMS, INC.
FOIA CONFIDENTIAL TREATMENT REQUESTED

[1]	The Company disclosed in Exhibit 99.1 to its Current Report on Form 8-K filed on May 7, 2008, that it established a “$1.6 million higher bad debt provision compared to the first quarter of 2007 primarily due to a general increase in the age of accounts receivable, primarily attributable to customers outside the U.S. and a provision established for a distributor in Iran.” Of the $1.6 million bad debt provision, approximately $[*] was attributable to the Iran distributor, as discussed in note (8) below.

[2]	Total Net Revenues reflects the operating results of the Company and its subsidiaries, as set forth in the Company’s financial statements included in its periodic reports filed with the Commission.

[3]	Total Net Revenue—Europe reflects the operating results of the Company and its subsidiaries in the geographic area, Europe, which includes sales and operations in Syria and Iran. This geographic information is set forth in the Company’s financial statements included in its periodic reports filed with the Commission.

[4]	As adjusted for post-sale price adjustments and credits.

[5]	All sales figures for Syria and Iran are shown as U.S. dollars when converted from euros as of December 8, 2009, at a conversion rate of 1.47 U.S. dollars for every 1 euro.

[6]	During the nine months ended September 27, 2009, there were approximately $[*] in sales to Syria and $[*] in freight charges, credits and adjustments to outstanding invoices relating to sales to parties within Syria.

[7]	Taken alone, the $[*] in sales to Syria in the first quarter of 2009 comprised approximately [*]% of total MEA sales.

[8]	Only approximately $[*] of the sales to Iranian customers in 2007 were actually collected due to an ensuing dispute with the distributors in Iran. Consequently, the Company established a bad debt provision for the remaining unpaid balance as discussed in note (1) above. As of December 9, 2009, a balance of approximately $[*] remains outstanding.

[*]	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested under Rule 83 for the omitted portions.